UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            DNB Financial Corporation
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                                (Name of Issuer)

                     Common stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                   233237 10 6
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                                 (CUSIP Number)

                                Bruce E. Moroney
                         EVP and Chief Financial Officer
                            DNB Financial Corporation
                               4 Brandywine Avenue
                              Downingtown, PA 19335
                                 (610) 873-5253
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 18, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 233237 10 6
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               1. Names of Reporting Person - William S. Latoff

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               2. Check the Appropriate Box if a Member of a Group
                  (a)
                  (b) X
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               3. SEC Use Only
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               4. Source of Funds (See Instructions) PF
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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e) [ ]
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               6. Citizenship or Place of Organization - U.S.A.
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Number of               7. Sole Voting Power 104,782
Shares                  --------------------------------------------------------
Beneficially            8. Shared Voting Power
Owned by                --------------------------------------------------------
Each                    9. Sole Dispositive Power - 104,782
Reporting               --------------------------------------------------------
Person With            10. Shared Dispositive Power
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              11. Aggregate Amount Beneficially Owned by Reporting Person -
                                                                         104,782
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              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]
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              13. Percent of Class Represented by Amount in Row (11) 5.30 %
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              14. Type of Reporting Person IN
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

Item 1.    Security and Issuer

The class of securities to which this statement relates is common stock, par value $1.00 per share (the "Common Stock"), of DNB Financial Corporation (the "Issuer"), and the principal executive offices of the Issuer are located at 4 Brandywine Avenue, Downingtown, PA 19335.

Item 2.    Identity and Background

The identity and background for each person filing this statement and each person enumerated in Instruction C to Schedule 13D is as follows:

During the last five years, none of the reporting persons nor any person enumerated in Instruction C to Schedule 13D has been convicted in a criminal proceeding or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (a) Name: William S. Latoff
           (b) Business address: c/o DNB Financial Corporation, 4 Brandywine Avenue, Downingtown, PA 19335
           (c) Present principal occupation or employment: Mr. Latoff is the Chairman and Chief Executive Officer of the Issuer, whose principal business address is 4 Brandywine Avenue, Downingtown, PA 19335.
           (f) Citizenship: U.S.

Item 3.    Source and Amount of Funds or Other Consideration

The sources of funds used to purchase shares of Common Stock owned by William S. Latoff were personal funds. Mr. Latoff did not borrow any of the funds used to purchase any of the Common Stock. William S. Latoff can acquire up to 31,763 shares through the exercise of stock options granted by the Issuer to Mr. Latoff. These shares are included in the total number of shares reported above for Mr. Latoff. All of the shares of Common Stock acquired by Mr. Latoff were acquired by purchase, in the following amounts on the following dates:

No. Shares    Date       No. Shares     Date       No. Shares   Date
----------    ----       ----------     ----       ----------   ----

     1,000    2/18/94           400     11/30/99        2,500   12/27/01
       707    4/4/94            673     12/23/99        2,732   1/15/02
     1,300    8/5/94          3,940     11/6/00           950   1/18/02
       150    2/17/95         3,000     12/7/00           330   5/8/02
       157    12/18/95        5,000     12/13/00          470   8/21/02
       800    4/8/96            200     12/19/00          500   10/22/02
       205    12/27/96        2,315     12/21/00        2,875   12/27/02
       502    3/21/97         1,054     12/27/00        1,509   9/4/03
     4,821    9/19/97           115     1/3/01            691   9/4/03
       500    10/14/97          250     1/3/01          3,128   12/27/03
       507    12/26/97        5,000     4/6/01          3,285   12/27/04
     1,800    2/17/98         1,500     4/17/01         4,032   4/19/05
       622    12/24/98       13,500     9/6/01


Item 4.       Purpose of Transaction

Mr. Latoff acquired the shares of Common Stock for general investment purposes. Mr. Latoff may purchase additional shares of Common Stock in private or open-market transactions for investment purposes, or dispose of shares of Common Stock.

Mr. Latoff in his capacity as an investor in securities of the Issuer, has no plan or proposal with respect to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer

(a) William S. Latoff beneficially owns, for purposes of this report, 104,782 shares of Common Stock, which represent 5.30 % of the shares of Common Stock outstanding as of April 22, 2005.

(b) Of the shares beneficially owned by William S. Latoff, all are held by Mr. Latoff directly, over which he has sole voting and dispositive power.

(c) The following transactions in the Common Stock of the Issuer have occurred since February 18, 2005 that were effected by William S.
         Latoff:

          Person                                                Where/How
          Effecting      Date      No. Shares      Price/Share  Effected

          William S.     4/19/05     4,032         $25.85       Private
          Latoff                                                Transaction

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The only contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Latoff and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into, are as follows: The Issuer has adopted its 1995 Stock Option Plan, as amended and restated effective April 27, 2004 (the "Stock Option Plan") (see Exhibit 1 hereto), and pursuant to the Stock Option Plan has granted the options described below to Mr. Latoff. Prior to 2005, these options were granted pursuant to a form of Stock Option Agreement attached to this Report as Exhibit 2. Commencing with the April 18, 2005 grant, options granted under the Stock Option Plan are pursuant to a revised form of Stock Option Agreement attached to this Report as
Exhibit 3.

The Issuer has adopted its Incentive Equity and Deferred Compensation Plan approved by the Issuer's Board of Directors on November 24, 2004 (see Exhibit 4 hereto), as well as such other benefit, stock plan or equity incentive plans that may hereafter be adopted by the Issuer and in effect from time to time. Pursuant to each of these plans, equity-based awards, based on the Common Stock of the Issuer, may be made in accordance with the terms of each plan and subject to any necessary approvals of the Issuer's Board of Directors and/or Compensation Committee, and any such awards shall be subject to the terms of the applicable plan and any applicable award agreement.

William S. Latoff holds options to acquire an aggregate of 31,762 shares of Common Stock granted under the Stock Option Plan. All such options were granted pursuant to stock option agreements entered into by between the Issuer and William S. Latoff. The material terms of William S. Latoff's options are set forth in the table below.


Number of      Exercisable   Exercise    Grant       Expiration    Name of Equity
Underlying     (1)           Price       Date        Date          Incentive Plan
Shares
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------

1,629          12/31/98      25.0515     6/30/98     6/30/08       1995 Stock Option Plan of DNB Financial Corporation (as amended and restated, effective as of April 27, 2004)
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------
1,628          12/31/99      20.1478     6/30/99     6/30/09       Same as above
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------
1,627          12/31/00      10.6795     6/30/00     6/30/10       Same as above
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------
1,626          12/31/01      12.9164     6/30/01     6/30/11       Same as above
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------
1,626          12/31/02      19.4795     6/30/02     6/30/12       Same as above
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------
1,626          12/31/03      21.6054     6/30/03     6/30/13       Same as above
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------
22,000         10/18/05      28.10       4/18/05     4/18/15       Same as above
-------------  ------------  ----------  ----------  ------------  ---------------------------------------------------------------


(1) All options vest immediately on the grant date.


Item 7.    Material to Be Filed as Exhibits


The following are filed (or incorporated) herewith as exhibits:

1. 1995 Stock Option Plan of DNB Financial Corporation (as amended and restated, effective as of April 27, 2004) (incorporated by reference to Appendix A to the Issuer's Proxy Statement for its Annual Meeting of Stockholders held April 27, 2004, filed March 29, 2004).

2. Form of Nonqualified Stock Option Agreement for grants prior to 2005 under the Stock Option Plan, attached to this Report.

3. Form of Nonqualified Stock Option Agreement for April 18, 2005 and subsequent grants under the Stock Option Plan, attached to this Report.

4. DNB Financial Corporation Incentive Equity and Deferred Compensation Plan (incorporated by reference to Exhibit 10(i) to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed March 10, 2005).


                                   Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2005
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Date

/s/ William S. Latoff
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Signature
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William S. Latoff, Individually